May 15, 2006

Sandy Eisen

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tyson Foods, Inc.
Form 10-K, filed December 12, 2005
Form 10-Q, filed February 9, 2006
Press Release dated February 17, 2004
Supplemental response dated April 13, 2006

Dear Ms. Eisen:

In response to your letter dated May 1, 2006, Tyson Foods, Inc. (“Tyson” or the “Company”) submits the accompanying responses to the comments set forth in your letter. For the Staff’s convenience, we have restated each comment in its entirety with Tyson’s response following immediately thereafter.

The Company acknowledges the adequacy and accuracy of the disclosure in the filings are the responsibility of the Company. The Company acknowledges that Staff comments or changes in response to Staff comments in the reports on Forms 10-K and 10-Q does not foreclose the Commission from taking any action with respect to the filings. The Company also represents that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

With respect to your comment #6, we are proposing to reclassify disposal gains and losses as you’ve requested and in accordance with SFAS 144 on a prospective basis commencing with Tyson’s Form 10-Q for the quarter ended April 1, 2006, which we filed on May 11, 2006. Additionally, regarding your comment #8, once all comments are cleared, Tyson will file Amendment No. 1 to Tyson’s Form 10-Q for the quarter ended December 31, 2005, which was originally filed on February 9, 2006.

Please telephone me (479-290-4194) or either of my colleagues, Craig Hart, Senior Vice President, Controller and Chief Accounting Officer (479-290-3705), or Read Hudson, Vice President, Associate General Counsel and Secretary (479-290-7023), with questions or comments.

Very truly yours,

/s/ Dennis Leatherby

Dennis Leatherby

Senior Vice President, Finance and
Treasurer and Interim Chief

Financial Officer

cc:	Mr. John Tyson
Mr. J. Alberto Gonzalez-Pita
Mr. Craig Hart
Mr. Read Hudson

Audit Committee, Board of Directors

Mr. John Williamson, Ernst & Young LLP

Form 10-K for the Fiscal Year Ended October 1, 2005

General

SEC Comment #1

Please note that you are required to file all correspondence to us as “Correspondence” on the Edgar filing system. We note that your April 13, 2006, letter was not filed on Edgar. Please file that letter, as well as future responses, promptly on Edgar.

Response:

The Company filed, as Correspondence, our April 13, 2006, letter on the Edgar filing system on May 2, 2006, and will timely file all future correspondence on the Edgar filing system.

SEC Comment #2

Our letter dated March 30, 2006, included the following language.

“In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.”

You did not include the requested statement on your response to our comments. Please include this statement in your next response.

Response:

The Company has included the aforementioned statement in this response as requested.

SEC Comment #3

We note your responses to our prior comments 9 through 12 in our letter dated March 30, 2006. Please advise us of the approximate dollar amount of product you exported to Cuba in fiscal 2003, and the percentage of total sales that figure represents. Advise us also of the dollar amount of your sales to third-party distributors that you understood were for the Cuban market in fiscal 2003 and 2004, and the percentage of total sales such sales represented in fiscal 2003 and 2004.

Response:

In fiscal 2003, the Company’s direct sales to Cuba were $224,000, less than .001% of total sales.

Sales to third party distributors for which the Company understood were for the Cuban market were approximately $10 million or .04% of total sales, for both fiscal years 2003 and 2004.

SEC Comment #4

Advise us of the approximate dollar amount of product sold into Iran and Syria by your indirect European subsidiaries in fiscal 2003 and 2004, and the percentage of total sales such sales represented in fiscal 2003 and 2004.

Response:

In fiscal 2003, sales by the Company’s indirect European subsidiaries to Iran and Syria were approximately $1 million to each country, and sales to each country were less than .005% of total sales.

In fiscal 2004, sales by the Company’s indirect European subsidiaries to Iran and Syria were approximately $1 million to each country, and sales to each country were no more than .005% of total sales.

SEC Comment #5

Your discussion of qualitative factors bearing on the materiality of your direct and indirect sales into Cuba, Iran and Syria addresses only the legality of those sales. Please address the materiality of your sales in light of additional relevant qualitative factors, including the investor sentiment evidenced by the state legislative initiatives identified in our prior comment 11 in our letter dated March 30, 2006. Address specifically whether, notwithstanding the legality of any such sales, your sales into those countries are material to you, and may pose a material investment risk to your security holders, due to the potential impact upon your reputation and share value, of the fact that you do business, directly or indirectly, with and/or in countries identified as state sponsors of terrorism.

Response:

The Company does not believe the typical investor would deem our supply of food products, either directly or through third parties, to countries such as Cuba, Iran or Syria to be material. Enactment of the Trade Sanctions Reform and Export Enhancement Act (TSRA), which authorizes exports of agricultural commodities to sanctioned countries, and the exclusion of food from the U.S. export embargo affecting Syria, reflect a consensus among the American people that such products should not be used as an instrument of foreign policy. From a qualitative and reputational perspective, it is our view that the typical investor would perceive the export of Tyson Foods products to these markets as a benign or indeed even beneficial activity. Such exports benefit both U.S. agricultural producers and foreign consumers. Furthermore, the Company’s supply of food products to Cuba, Iran and Syria does not facilitate these governments’ support for terrorism, a key reason for imposing the sanctions, nor do they generate revenues for these governments that could be used to support terrorist activities. Indeed, the Company has disclosed its sales to Cuba in various investor and analyst meetings. Further, to the Company’s knowledge, shareholders have not expressed any concerns regarding such de minimis sales.

The Company has also considered the statutes in Arizona and Louisiana requiring investment managers for public pension funds to report or to divest portfolio holdings in companies doing business in U.S.-designated state sponsors of terrorism. In the Company’s view, the sale of a nominal amount of food products in Cuba, Iran and Syria does not present a material investment risk for the Company’s security holders, for the reasons stated above. Indeed, the sale of products to Cuba is irrelevant with respect to the Louisiana statute, which excludes Cuba from its list of prohibited countries. Moreover, there is no reason to believe that any divestiture by investment managers of these state pension funds would have material adverse effects on the Company's shareholders.

Financial statements

Consolidated statements of income, page 37

SEC Comment #6

We note your response to comment 1 in our letter dated March 30, 2006. Note that paragraph 45 of SFAS 144 requires that disposal gains and losses be recognized within operating income where such a subtotal is presented. Please reclassify such transactions accordingly. Additionally, confirm to us that gains and losses from the sale of equity-method investments are presented on the same line as earnings from such investments are reported, or reclassify these activities so that they are.

Response:

The Company has reclassified its disposal gains and losses to be recognized within operating income in Tyson’s Form 10-Q for the quarter ended April 1, 2006 which was filed on May 11, 2006. The disposal gains and losses are included in Cost of Sales on the Company’s Consolidated Statements of Operations. Additionally, the Company includes gains and losses from the sale of equity-method investments in Other Expense on the Company’s Consolidated Statements of Income, as are earnings from equity-method investments.

Consolidated statements of cash flows, page 41

SEC Comment #7

We note your response to comment 2 in our letter dated March 30, 2006. Confirm, if true, that “net change in other assets and liabilities” in the investing section consists of only cash activities for 2004 and 2003, and tell us whether gross cash inflows and outflows presented on a net basis in 2004 and 2003 are immaterial individually and in the aggregate.

Response:

The Company’s objective is to present only cash activities in its “Net change in other assets and liabilities.” However, upon further review and analysis performed after the receipt of the Staff’s comments, the Company identified certain non-cash changes which the Company should have excluded from its “Net change in other assets and liabilities” in the investing section of its fiscal 2004 and 2003 Consolidated Statements of Cash Flows. The amounts which should have been excluded represented less than 3.0% of cash provided by operating activities for both fiscal years 2004 and 2003. Gross cash inflows and outflows from other assets and liabilities were presented on a net basis as amounts were immaterial individually and in the aggregate (less than 5.0% of cash provided by operating activities for both fiscal years 2004 and 2003).

Form 10-Q filed February 9, 2006

SEC Comment #8

With regard to comment 8 in our letter dated March 30, 2006, please amend your 10-Q to state in clear and unqualified language whether your disclosure controls and procedures were effective or were not effective as of December 31, 2005. Normally, disclosure controls and procedures would not be effective while remediation of a material weakness is ongoing.

Response:

Once all comments are cleared, the Company will file Amendment No. 1, to Tyson’s Form 10-Q for the period ended December 31, 2005, which was originally filed on February 9, 2006. The following disclosure will be added as an explanatory note.

EXPLANATORY NOTE

In accordance with SEC Rule 12b-15, this Amendment No. 1 on Form 10-Q/A amends Part I, Item 4. Controls and Procedures, of the Quarterly Report on Form 10-Q of Tyson Foods, Inc. (the “Company”) for the fiscal quarter ended December 31, 2005 as filed with the Securities and Exchange Commission (“SEC”) on February 9, 2006, and presents in its entirety the Form 10-Q, as amended. The amendment does not restate the Company’s consolidated financial statements previously filed in the Form 10-Q and is being filed solely for the purpose of revising Part I, Item 4. Controls and Procedures. This Form 10-Q/A is in response to comments from the Staff of the SEC following their review of the Company’s SEC filing. This Form 10-Q/A does not reflect events occurring after the filing of the original Form 10-Q or modify or update those disclosures affected by subsequent events. Forward-looking statements made reflect our expectations as of the date of our original Form 10-Q filing and have not been adjusted to reflect subsequent information. Accordingly, this Form 10-

Q/A should be read in conjunction with the Company’s subsequent filings with the SEC.

The changes reflected by this Form 10-Q/A are revisions to Part I, Item 4. Controls and Procedures, related to management’s conclusion regarding the Company’s disclosure controls and procedures. In the first quarter of fiscal 2006, the Company identified one material weakness which existed as of October 1, 2005. At the time of filing the Company’s 2006 first quarter 10-Q, the Company was in the process of, but had not concluded, designing and implementing improvements to controls as a result of the material weakness in internal controls relating to its tax provision calculation for fiscal 2005. The Company inappropriately stated its disclosure controls and procedures were effective, subject to the item described above. Consequently, the Company is revising Part I, Item 4. Controls and Procedures, in this Form 10-Q/A to disclose that the Company’s disclosure controls and procedures were ineffective.

Additionally, the first paragraph under Item 4. Controls and Procedures will be revised in the Form 10-Q/A as follows:

An evaluation was performed, under the supervision and with the participation of Company management, including the Chief Executive Officer (CEO) and the Interim Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the 1934 Act)). Based on that evaluation, management, including the CEO and CFO, has concluded that, as of December 31, 2005, the Company’s disclosure controls and procedures were ineffective ~~to ensure that information required to be disclosed in reports that the Company files or submits under the 1934 Act has been recorded, processed, summarized and reported in accordance with the rules and forms of the Securities and Exchange Commission, subject to~~ due to the item described below.